SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13d(a) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13(d)-2(a)

                                (Amendment No. 1)

                           The Navigators Group, Inc.
                     --------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    638904102
                               ------------------
                                 (CUSIP Number)

                                Terence N. Deeks
                         C/o The Navigators Group, Inc.
                                 One Penn Plaza
                            New York, New York 10119
                                 (212) 244-2333
                         -------------------------------

                                 with copies to:

                               Marc M. Tract, Esq.
                          Katten Muchin Zavis Rosenman
                               575 Madison Avenue
                            New York, New York 10022
                                 (212) 940-8800
                         -------------------------------

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 March 15, 2005
                                 --------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No. 638904102                                                  Page 2 of 6
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Terence N. Deeks
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      DUAL: BRITISH SUBJECT/NATURALIZED AMERICAN
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     1,618,030 Shares*
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        106,942 Shares*
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            1,618,030 Shares*
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     106,942 Shares*
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,108,089 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)                                                     |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      24.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
--------------------------------------------------------------------------------
*See Item 5

CUSIP No. 638904102                                                  Page 3 of 6
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Monica J. Deeks
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

      Not Applicable    See Item 4
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     1,378,117 Shares*
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        106,942 Shares*
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            1,378,117 Shares*
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     106,942 Shares*
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,485,059 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)                                                     |X|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      11.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
--------------------------------------------------------------------------------
*See Item 5.

            This Amendment No.1 hereby amends and supplements the Statement on
Schedule 13D (the "Initial Statement") filed by Terence N. Deeks and Monica J. Deeks (collectively, the "Reporting Persons") on March 27, 2002.

Item 2. Identity and Background.

            Terence N. Deeks is the Chairman of the Board of Directors of the Company. He has ceased to serve as President and Chief Executive Officer of the Company since May 2002 and October 2002, respectively.

Item 5. Interest In Securities of Issuer.

            As of the date hereof, Terence N. Deeks may be deemed to beneficially own 3,108,089 shares of common stock (the "Shares") of The Navigators Group, Inc. a Delaware corporation (the "Company"), or approximately 24.5% of the outstanding Shares of the Company, representing the aggregate of
(i) 1,613,030 Shares held by him outright, (ii) 106,942 Shares jointly held with Monica J. Deeks, (iii) 1,378,117 Shares held by the Terence N. Deeks 2002 Qualified Three Year Annuity Trust (the "2002 Trust"), the Terence N. Deeks 2003 Qualified Three Year Annuity Trust (the "2003 Trust") and the Terence N. Deeks 2004 Qualified Three Year Annuity Trust (the "2004 Trust", and collectively with the 2002 Trust and the 2003 Trust, the "Trusts"), (iv) 5,000 shares held by the Deeks Family Foundation (the "Foundation"), and (v) 5,000 Shares which may be purchased by Terence N. Deeks within 60 days upon exercise of stock options.

            As of the date hereof, Monica J. Deeks may be deemed to beneficially own 1,485,059 Shares (or approximately 11.7% of the outstanding Shares of the Company) representing the aggregate of (i) 1,378,117 Shares held by the Trusts and (ii) 106,942 Shares jointly held with Terence N. Deeks.

            Terence N. Deeks has the sole power to vote and dispose of 1,613,030 Shares held by him and 5,000 Shares underlying stock options held by him. Monica
J. Deeks, as trustee of the Trusts, has the sole power to vote and dispose of 1,378,117 Shares held by the Trusts. The Reporting Persons share the power to vote and dispose of 106,942 Shares.

            Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons expressly disclaim beneficial ownership of the 1,378,117 Shares held by the Trusts, except to the extent of their pecuniary interest therein. In addition, Terence N. Deeks expressly disclaims beneficial ownership of the 5,000 shares held by the Foundation, expect to the extent of his pecuniary interest therein. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are the beneficial owner of any Shares held by the Trusts or the Foundation.

            The 2002 Trust sold 75,000 Shares on March 11, 2005 at a price of $32.45 per share, 50,000 Shares on March 14, 2005 at a price of $32.30 per share and 61,000 Shares on March 15, 2005 at a price of $32.20 per share. All transactions were conducted through the Nasdaq National Market. Except as described herein, none of the Reporting Persons beneficially owns, or has acquired or disposed of, any Shares during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

            The Trusts are governed by the terms of the Terence N. Deeks 2002 Qualified Three Year Annuity Trust Agreement, dated March 26, 2002, the Terence
N. Deeks 2003 Qualified Three Year Annuity Trust Agreement, dated January 15, 2003, and the Terence N. Deeks 2004 Qualified Three Year Annuity Trust Agreement, dated January 15, 2004 (collectively, the Trust Agreements), between Terence N. Deeks (as settlor) and Monica J. Deeks (as trustee). The Trust Agreements provide that in each year in which the Trusts exist, they shall pay to Terence N. Deeks (or if he is deceased, to his estate) an annuity based on the market value of the Shares, and, upon termination of the Trusts, Monica J. Deeks (as trustee) shall pay to Terence N. Deeks (or, if he is deceased, to trusts established for certain of his children) any remaining annuity amounts due under the Trust Agreements and the principal amount of the Trusts (i.e., the Shares). The Trust Agreements grant to Monica J. Deeks the sole power to vote the Shares and to make all decisions regarding disposition of the Shares held by the Trusts.

Item 7. Material to be Filed as Exhibits.

Exhibit
Number                                Description
------                                -----------
  1          Joint Filing Agreement
  2          Terence N. Deeks 2002 Qualified Three Year Annuity Trust Agreement.
             (Previously filed.)
  3          Terence N. Deeks 2003 Qualified Three Year Annuity Trust Agreement
  4          Terence N. Deeks 2004 Qualified Three Year Annuity Trust Agreement

                                    SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2005


By: /s/ Terence N. Deeks
    ----------------------------------
    Terence N. Deeks


By: /s/ Monica J. Deeks
    ----------------------------------
    Monica J. Deeks